SCHEDULE 13G

Amendment No. 1
Archipelago Holdings Incorporated
Common Stock
Cusip #03957A104

Cusip #03957A104
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	569,400
Item 6:	0
Item 7:	6,449,410
Item 8:	0
Item 9:	6,449,410
Item 11:	13.926%
Item 12:	    HC

Cusip #03957A104
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,449,410
Item 8:	0
Item 9:	6,449,410
Item 11:	13.926%
Item 12:	IN

Cusip #03957A104
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,449,410
Item 8:	0
Item 9:	6,449,410
Item 11:	13.926%
Item 12:	    IN


	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c) or 13d-2(d)

This amends a Schedule 13G filed on February 14, 2005. The purpose of this amendment is to disclose shares previously unreported.


Item 1(a).	Name of Issuer:

		Archipelago Holdings Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		100 South Wacker Drive
		Suite 1800
		Chicago, IL  60606


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		03957A104


Item 3.	This statement is filed pursuant to Rule 13d-1(c) or 13d-2(d).

Item 4.	Ownership
								 12/31/04         8/12/04
								----------       ---------
(a)  Amount Beneficially Owned:                                  6,449,410       5,892,090

(b)  Percent of Class:                                           13.926%         12.723%

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:                   569,400         551,800

(ii) shared power to vote or to direct the vote:                 0               0

(iii)sole power to dispose or to direct the disposition of:      6,449,410       5,892,090

(iv) shared power to dispose or to direct the disposition of:    0               0


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,
	the Common Stock of Archipelago Holdings Incorporated.  FMR Corp.,
	is a parent holding company.  	Through its wholly owned subsidiary,
	Fidelity Global Brokerage Group, Inc., 	FMR Corp. is the beneficial
	owner of 2,728,340 shares or 5.89% of the outstanding
	Common Stock of Archipelago Holdings Incorporated
	(both on August 12, 2004 and on December 21, 2004).

Item 7.	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of
	such securities and were not acquired in connection with or as a
	participant in any transaction 	having such purpose or effect.

Signature

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	April 11, 2005
	Date

	/s/ Nicholas E. Steck
	Signature

	Nicholas E. Steck
	Duly authorized under Powers of Attorney dated April 4,
	2005 by Eric D. Roiter by and on behalf of FMR Corp.
	and its direct and indirect subsidiaries.

	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c) or 13d-2(d)


	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 3,151,670 shares or 6.686% of the Common Stock outstanding of Archipelago Holdings Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under
	Section 8 of the Investment Company Act of 1940.
	As of August 12, 2004, these numbers
	were 2,611,950 shares or 5.64%.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 3,151,670 shares owned by the Funds (formerly, 2,611,950 shares, on August 12, 2004).

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 569,400 shares or 1.208% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).
	As of August 12, 2004, these numbers were 551,800 shares or 1.19%.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 569,400 shares and sole power to vote or to direct the voting of 569,400 shares of Common Stock owned by the institutional account(s) as reported above (formerly, 551,800 shares, on August 12, 2004)

	Fidelity Global Brokerage Group, Inc., a Massachusetts corporation at 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp., is the beneficial owner of 2,728,340 shares or 5.89% of the outstanding Common Stock of Archipelago Holdings Incorporated. These numbers also applied as of August 12, 2004.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp.
	and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c) or 13d-2(d)


	The undersigned persons, on April 11, 2005, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Archipelago Holdings Incorporated at December
	31, 2004.

	FMR Corp.

	By /s/ Nicholas E. Steck
	Nicholas E. Steck
	Duly authorized under Powers of
	Attorney dated April 4, 2005 by
	Eric D. Roiter by and on behalf
	of FMR Corp. and its direct and
	indirect subsidiaries.

	Edward C. Johnson 3d

	By /s/ Nicholas E. Steck
	Nicholas E. Steck
	Duly authorized under Power of Attorney
	dated April 4, 2005 by Eric D. Roiter,
	by and on behalf of Edward C. Johnson 3d.

	Abigail P. Johnson

	By /s/ Nicholas E. Steck
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated April 4, 2005 by Eric D. Roiter, by
	and on behalf of Abigail P. Johnson.

	Fidelity Management & Research Company

	By /s/ Nicholas E. Steck
	Nicholas E. Steck
	Vice President & Compliance Officer FMR Co.